UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 19, 2020

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-4 (Registration Number 333-234705).

[Letterhead of Sullivan & Cromwell LLP]

March 19, 2020

UBS AG,
Bahnhofstrasse 45,
CH-8098 Zurich,
Switzerland.

Ladies and Gentlemen:

We are acting as United States counsel to UBS AG, a corporation organized under the laws of Switzerland (the “Company”), in connection with the registration of the debt securities identified in Annex A to this letter (the “Notes”). The Company filed with the U.S. Securities and Exchange Commission, on November 13, 2019, a registration statement on Form F-4 (File No. 333-234705) (the “Registration Statement”) under the U.S. Securities Act of 1933 (the “Act”) relating to the proposed offer and sale of certain series of the Company’s senior, unsecured debt securities, including the Notes, pursuant to the exchange offers described in the Registration Statement. The Notes will be issued under an indenture, dated as of June 12, 2015 (the “Indenture”), between the Company and U.S. Bank Trust National Association, as trustee (the “Trustee”).

In rendering this opinion, we have examined the following documents:

1.	The Indenture.

2.	Certificates of officers of the Company with respect to the authorization of the Notes, the determination of the terms of the Notes and related matters.

3.	Specimens of the Notes.

We also have examined such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the Notes, when issued and delivered pursuant to the terms of the exchange offers as contemplated in the Registration Statement, will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. In rendering the foregoing opinion, we have assumed, without independent verification, that (1) the Company has been duly incorporated and is an existing corporation in good standing (to the extent applicable) under the laws of Switzerland, (2) the Indenture and the Notes have been duly authorized, executed and delivered by the Company insofar as the laws of Switzerland are concerned and (3) none of the entry into the Indenture by the Company, the issuance of the Notes by the Company, or the performance by the Company of its obligations under the Indenture and the Notes, violates or conflicts with any applicable Swiss law.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in the Registration Statement or any related prospectus or other offering material regarding the Company or the Notes or their offering and sale.

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed, without independent verification, that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Notes conform to the specimens thereof examined by us, that the Trustee’s certificates of authentication of the Notes have been manually signed by one of the Trustee’s authorized officers and that the signatures on all documents examined by us are genuine.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Annex A

Title of Note	Principal Amount

ETRACS Alerian MLP Index ETN Series B due July 18, 2042	$34,509,850

ETRACS Wells Fargo Business Development Company Index ETN Series B due April 26, 2041	$4,678,550

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN Series B due December 10, 2043	$5,987,525

ETRACS Bloomberg Commodity Index Total Return ETN Series B due October 31, 2039	$74,525

ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040	$17,944,250

ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038	$151,100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Timothy Geller
Name: Timothy Geller
Title: Executive Director and Counsel
Region Americas Legal

By:	/s/ Anky Chan
Name: Anky Chan
Title: Executive Director
Region Americas Legal

Date: 19 March 2020